Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,					Three months ended March 31, 2014
	2009	2010	2011	2012	2013
	(dollars in thousands)
Earnings
Pre-tax income	$21,841	$14,593	$8,086	$34,049	$90,141	$(8,513)
Fixed charges	31,425	26,479	35,538	38,080	40,571	38,644

Earnings, as adjusted	$53,266	$41,072	$43,624	$72,129	$130,712	$30,131

Fixed Charges
Interest expensed and capitalized	$15,144	$16,614	$27,096	$28,701	$29,060	$33,284
Amortized premiums, discounts and capitalized expenses related to indebtedness	893	2,775	878	832	696	3,296
Estimate of the interest within rental expense	15,388	7,090	7,564	8,547	10,815	2,064

Fixed charges	$31,425	$26,479	$35,538	$38,080	$40,571	$38,644

Ratio of earnings to fixed charges	1.7x	1.6x	1.2x	1.9x	3.2x	0.8x